FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March 2002

                        International Uranium Corporation
                 (Translation of registrant's name into English)

    Independence Plaza, Suite 950, 1050 Seventeenth Street, Denver, CO 80265
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F [X]                 Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes [ ]                                No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      International Uranium Corporation
                                      ---------------------------------
                                               (Registrant)

Date:  February 1, 2002               By: /s/  Ron F. Hochstein
                                          -----------------------------------
                                          Ron F. Hochstein, President



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                                  EXHIBIT INDEX


Exhibit Number      Description
--------------      -----------

     1              Press Release




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International Uranium Corporation
1320-885 West Georgia Street
Vancouver, BC Canada V6C 3E8
Telephone: (604) 689-7842
Fax (604) 698-4250

News Release

INTERNATIONAL URANIUM CORPORATION ANNOUNCES
TEAMING AGREEMENT WITH WASHINGTON GROUP INTERNATIONAL, INC.
TO PURSUE THE MOAB TAILINGS PROJECT

February 1, 2002 (IUC - TSE)...International Uranium Corporation (the "Company") is pleased to report that it has entered into a teaming agreement with Washington Group International, Inc. ("Washington Group") to submit an innovative technical and financial proposal to the U.S. Department of Energy ("DOE") to relocate the Moab uranium mill tailings to the Company's White Mesa Uranium Mill south of Blanding, Utah (see Figure 1).

Washington Group, a leading international engineering and construction firm, was formed by the consolidation of Morrison Knudsen Corporation, Westinghouse Government Services Group, and Raytheon Engineers & Constructors. With more than 35,000 employees at work in 43 states and more than 35 countries around the world, Washington Group offers a full range of science, engineering, construction, program management and development services in 14 major markets. Additionally, Washington Group brings extensive experience in uranium mill tailings remediation programs through its role as construction manager from 1983 through 1999 for DOE's US$780 million uranium mill tailings remediation program at 22 sites.

The Moab uranium mill tailings pile, located at the former Atlas Minerals Corporation site, approximately three miles north of Moab, Utah (see Figure 1), is now under the control of DOE. The Moab tailings pile contains an estimated 13 million tons of mill tailings, mill debris, other contaminated soils and cover material. The location of the tailings pile adjacent to the Colorado River and an environmentally sensitive wetlands (see Figure 2), as well as the ongoing contamination of groundwater and seepage of pollutants into the river, have lead the DOE to investigate several alternatives for final remediation of the pile.

One alternative is to stabilize the tailings on-site through the use of an engineered rock armor cover. Although this appears to be initially less costly, a number of federal and state agencies, local business interests, downstream water users, and environmental groups are objecting to this final closure alternative. Concerns raised by some of the more than 30 million downstream users of the Colorado River, focus on the risk of continued long-term contamination of site groundwater and the Colorado River, as well as actual long-term costs for monitoring and maintenance. In addition to the remediation in-place alternative, DOE is currently evaluating alternatives for relocating the pile to the White Mesa Mill using a slurry pipeline or to other potential relocation sites using alternative transportation methods. Based on a preliminary plan prepared by DOE, the cost for relocation to one of these other potential sites has been estimated by DOE to be between US$365 and US$450 million.

The Company and Washington Group believe that relocation of the Moab tailings to the White Mesa Mill has many economic, technical, and environmental advantages over in-place final closure or relocation to a new, unproven disposal site. Relocating the tailings via slurry pipeline to the White Mesa Mill will enhance long-term environmental, social, and aesthetic values as well as public health and safety. Engineering on the project to date shows that utilization of proven pipeline technology, which has a long history of safe operations, will be the least disruptive to the local communities, enable the relocation to be completed faster, and, based on preliminary estimates, will be economically attractive compared to other relocation options being considered.



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The  Company  and  Washington  Group  have  committed  to  provide to DOE a more detailed cost estimate in the first quarter of 2002 for the White Mesa Mill alternative, followed by a formal proposal to DOE to be submitted mid-year. Once DOE determines the preferred alternative and permitting and funding have been obtained, relocation of the pile will take several years to complete.

The combination of the Company and Washington Group creates a team with operating and engineering expertise, tailings management experience, remediation contracting expertise and an existing uniquely qualified disposal site at the White Mesa Mill. This puts the Company and Washington Group in an ideal and unique position to make an attractive proposal to DOE for this project.

Headquartered in Denver, the Company is engaged in the business of environmental remediation and other processing opportunities at the Company's White Mesa Mill. Further information on the Company can be obtained at www.intluranium.com.

This news release contains forward-looking information with respect to the Company's operations and future financial results. Actual results may differ from expected results for a variety of reasons including factors discussed in the Company's Management Discussion and Analysis section of its 2000 Annual Report.


                             ON BEHALF OF THE BOARD

                               "Ron F. Hochstein"
                                    President






For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842